Exhibit I



CONTACT:                            NASDAQ OTC:  CMWL.OB, CMWLW.OB
Complete Wellness Centers, Inc.
407-673-3073

                         COMPLETE WELLNESS CENTERS, INC.
                         FILES FOR CHAPTER 7 BANKRUPTCY

WINTER PARK, FL - March 20, 2001,--Complete Wellness Centers, Inc. (Nasdaq OTC trading symbols CMWL.OB, CMWLW.OB) announced today that it has filed for Chapter 7 bankruptcy liquidation. The company has attempted on two occasions to enter into merger agreements with similar operations along with financing plans, neither of which have been successful. The major problem has been the inability to attract new capital investors sufficient to restructure the debt to the satisfaction of the majority of the creditors. The creditors did not agree in sufficient numbers to restructure their debt to allow a successful financing in the public or private capital markets. The company has ceased the management of its clinic operations and has contracted out the consulting effort.

Over the past few weeks, the company has closed its offices and prepared for the bankruptcy filing.

In a separate but related event, the company's independent auditors, Amper, Politziner & Mattia P.A., ceased their relationship as of February 14, 2001.

Chairman Jack Pawlowski stated, "The board of directors of CWC is extremely disappointed that its efforts to restructure the debt and equity to strengthen its business condition and financial position in order to enhance shareholder value and to satisfy the continued listing requirements of the Nasdaq Stock Market have been unsuccessful".

Complete Wellness Centers, Inc. is a nationwide organization that endeavors to provide member healthcare practices with administrative, developmental, financial and practice management consulting assistance, as well as to provide consumers access to traditional and alternative health information, products and services. Inquiries may be directed to the company at 407-673-3073.